Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                             January 26, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  AllianceBernstein Exchange Reserves
              Post-Effective Amendment No. 24
              File Nos. 33-74230 and 811-08294

Dear Ms. Stirling:

         This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Exchange Reserves (the "Fund"), as provided orally to Erin Loomis of this office on January 5, 2010. The Staff's comments and our responses are discussed below.

Comment 1:     Investment Objective: The phrase, "which is fundamental"
               should be deleted from the investment objective, although it could be discussed elsewhere in Item 9 of Form N-1A.

Response:      We have revised the disclosure in response to this comment.

Comment 2:     Fee table: The row heading "Total Fund Operating Expenses"
               should be revised to read "Total Annual Fund Operating Expenses."

Response:      We have revised the disclosure in response to this comment.

Comment 3:     Footnotes to Fee Table: The footnotes to the fee table should be combined into one footnote and should be streamlined.

Response:      We have not revised the disclosure in response to this comment.

Comment 4:     Examples: The phrase, "and that all dividends and distributions are reinvested," in the third sentence of the introductory paragraph to Examples should be deleted because it is not required by Form N-1A.

Response:      We have revised the disclosure in response to this comment.

Comment 5:     Principal Strategies: The language after the first sentence in the introductory paragraph should be discussed under the risk disclosure section instead of under Principal Strategies since it does not describe a principal strategy.

Response:      We have revised the disclosure in response to this comment.

Comment 6:     Principal Risks: The word "charges" under Interest Rate Risk should be revised to say "changes."

Response:      We have revised the disclosure in response to this comment.

Comment 7:     Purchase and Sale of Fund Shares: The note stating that the Fund may waive investment minimums for certain types of retirement accounts or under certain other circumstances should be deleted.

Response:      We have revised the disclosure in response to this comment.

                                      * * *

         We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

         If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                               Sincerely,

                                               /s/ Erin C. Loomis
                                               ------------------
                                               Erin C. Loomis




cc:      Andrew L. Gangolf, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.